UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2024

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K is being filed by Credit Suisse AG and is hereby incorporated by reference into the Registration Statements on Form F-3 (file nos. 333-272539 and 333-272452), except for the quotes from the UBS Group CEO and the CEO of Apollo. Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

27 March 2024
Ad hoc announcement of Credit Suisse AG pursuant to Article 53 of the SIX Exchange Regulation Listing Rules News release

UBS Group AG (UBS) and Apollo conclude investment management and transition services agreements as final step in carve-out of former Credit Suisse Securitized Products business, Atlas SP

Zurich/New York, 27 March 2024 – UBS and Apollo today announced that they have entered into an agreement pursuant to which ATLAS SP (Atlas) has concluded its Transition Services Agreement with UBS and UBS will close out its Investment Management Agreement with Atlas.

As part of this agreement, Apollo will purchase USD 8 billion of senior secured financing facilities from UBS.
This mutually beneficial agreement aligns with UBS’s strategy of winding down and simplifying its Non-Core and Legacy (NCL) portfolio and with Apollo’s continued momentum in growing Atlas as a standalone origination platform.

For UBS, these actions will allow the bank to further accelerate its plans to unwind and more efficiently simplify its NCL portfolio, while minimizing any disruption to clients, and reduce risk-weighted assets and leverage ratio denominator in NCL.

UBS Group expects to recognize a net gain in the first quarter of 2024 of around USD 0.3 billion from the conclusion of these agreements and the assignment of the senior secured financing facilities while Credit Suisse AG is expected to recognize a net loss of around USD 0.9 billion. The differences reflect adjustments UBS Group made under IFRS as part of the purchase price allocation at the closing of the acquisition of Credit Suisse Group, as well as provisions made by UBS Group in the second and third quarter of 2023 that are not recognised under Credit Suisse AG’s US GAAP accounting policies.

For Atlas and Apollo, the agreement marks Atlas’ evolution into a fully independent platform focused on investment grade asset-backed origination.

Commenting on the transaction, Sergio P. Ermotti, UBS Group CEO said: “We’re pleased with this mutual agreement with Apollo. As we execute on our integration plans, this is another example of our relentless focus on working with clients and counterparties to free up capital from Non-Core activities and reducing costs and complexity.”

Marc Rowan, CEO of Apollo, also commented: “We are pleased to finalize the Atlas transition in partnership with UBS, in an economically neutral manner for our firm. This caps off a quarter marked by record origination and capital raising for Atlas, where we have generated USD 24 billion originations since inception and have secured capital to support over USD 40 billion of client assets.”

UBS Group AG and Credit Suisse AG, News release, 27 March 2024	Page 1 of 2

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

UBS Group AG and Credit Suisse AG

Investor contact
Switzerland: +41-44-234 41 00

Media contact
Switzerland: +41-44-234 85 00
UK: +44-207-567 47 14
Americas:+1-212-882 58 58
APAC: +852-297-1 82 00

www.ubs.com/media

Cautionary Statement Regarding Forward-Looking Statements
This media release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. For a discussion of the risks and uncertainties that may affect UBS's future results please refer to the "Risk Factors" and other sections of UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, and the cautionary statement on the last page of this presentation. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS Group AG and Credit Suisse AG, News release, 27 March 2024	Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
(Registrant)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: March 27, 2024		Vice President